FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                          FORM 4 Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

|_|     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)


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1. Name and Address of Reporting Person*/    2. Issuer Name and                   /      6. Relationship of Reporting
                                        /    Ticker or Trading Symbol             /         Person(s) to Issuer
                                        /                                         /         (Check all applicable)
                                        /                                         /          ---  Director      ---    10% Owner
(Last)        (First)    (Middle)       / ALTERNATIVE TECHNOLOGY RESOURCES, INC.  /          -X-  Officer       ---    Other
McCORMICK,     JEFFREY      S.          /              ("ATEK")                   /          (give title below) (specify below)
                                        /                                         /               CHIEF EXECUTIVE OFFICER
----------------------------------------/-----------------------------------------/-------------------------------------------------
                                        /                     /                   /
                                        / 3. I.R.S.           / 4.  Statement for /       7.  Individual or Joint/Group Filing
                                        /    Identification   /     Month/Year    /                 (Check Applicable Line)
                                        /    Number of        /                   /            X  Form filed by one Reporting Person
                                        /    Reporting Person,/     10/2000       /               Form filed by More than One
                                        /    if an entity     /                   /                Reporting Person
----------------------------------------/    (Voluntary)      /-----------------  /
                                        /                     /                   /
                                        /                     / 5. If Amendment,  /
                                        /                     / Date of Original  /
75 Federal Street                       /                     / Month/Year)       /
--------------------------------------- /---------------------------------------  /
(Street)                                /                                         /
--------------------------------------- /                                         /
                                        /                                         /
Boston,                MA        02110  /                                         /
--------------------------------------- /                                         /
(City)                (State)   (Zip)   /                                         /
                                        /                                         /
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

          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                               BENEFICIALLY OWNED

                                                              4.     Securities      5.  Amount of
                                                                  Acquired (A) or       Securities    6. Ownership      7. Nature of
                                                                  Disposed of (D)      Beneficially    Form: Direct      Indirect
                                          3. Transaction        (Instr. 3, 4 and 5)    Owned at End    (D) or            Beneficial
1. Title of Security 2. Transaction Date    Code(Instr.8.)    -----------------------    of Month      Indirect (I       Ownership
      (Instr. 3)         (Mo./Day/Yr.)       Code     V       Amount  (A)or(D)  Price  (Instr.3,4,5)   (Instr. 4)        (Instr. 4)
-------------------- -------------------   -------- -------   ------- -------- ------  -------------- ------------     -------------
Common Stock             10/17/2000           P                55,000     A    $1.91
------------------------------------------------------------------------------------------------------------------------------------
Common Stock             10/17/2000           S                22,000     D    $1.91     1,699,667          I               (1)
 -----------------------------------------------------------------------------------------------------------------------------------
                                                                                           950,667          D
 ===================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(1)  Represents  1,666,667  shares of  common  stock  owned by  Saturn  Partners
     Limited  Partners.  Mr.  McCormick  is the sole  limited  partner of Saturn
     Partners  Limited  Partners.  In  addition,  Mr.  McCormick is the owner of
     Saturn  Partners LLC, which is the sole general  partner to Saturn Partners
     Limited  Partners.   Also  includes  33,000  share  held  by  Saturn  Asset
     Management Trust, a company of which Mr. McCormick controls.


 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)
-----------------------------------------------------------------------------




                                                            6.Date                                  9.Number     10.Owner-
                                             5.Number       Exercisable    7.Title and                of Deriv-  ship Form
                                             of Derivitive  and Expira-    Amount of                  itive      of Deriv-
                                             Securities     tion Date      Underlying                 Securities itive     11.Nature
                                  4.Trans-   Aquired (A)    (Mo./Day/Yr.)  Securities       8.Price   Benefi-    Security     of
1.Title    2.Conversion 3.Trans-   action    or Disposed    -------------- (Instr.3 and 4)   of Deri- cially     Direct    indirect
   of      or Exercise   action    Code      of (D)         Date           ----------------  vitive   owned at   (D) or      Bene-
Derivitive   Price of     Date    (Instr. 8) (Instr. 3,4,5) Exer-  Expira-       Amount or  Security  End of     Indirect   ficial
Security    Derivitive  (Mo./Day/ ---------- -------------- cis-   tion          Number of  (Instr.   Month      (I)       Ownership
(Instr.3)    Security     Yr.)    Code    V   A        D    able   Date   Title  Shares       5)     (Instr.4)  (Instr. 4)(Instr.4)
---------- ------------ --------- ----- ---- -------  ----  ------ ------ ----- ----------- -------- ---------- ---------- --------
OPTION TO                                                                                            13,000,000      D
 PURCHASE
 COMMON
 STOCK
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


Explanation of Responses:



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

  /s/   JEFFREY S. McCORMICK                                        11/09/00
 --------------------------------                                  ---------
        Jeffrey S. McCormick                                          Date

 **Signature of Reporting Person

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.